UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited
171 Collins Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 3015
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

Company Secretariat

21 November 2013

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held in Perth, Australia on 21 November 2013 and BHP Billiton Plc ("Plc") held in London, United Kingdom on 24 October 2013.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom's Companies Act 2006 (as amended by The Companies (Shareholders' Rights) Regulations 2009) is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

Jane McAloon
Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 171 Collins Street, Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

The BHP Billiton Group is headquartered in Australia The poll results for BHP Billiton Limited and BHP Billiton Plc as follows: Business Votes For Votes Against Votes Result Abstained 1 To receive the 2013 Financial 2,934,679,135 17,359,942 14,159,250 CARRIED Statements and Reports for BHP Billiton (an ordinary resolution) 2 To appoint KPMG LLP as the 2,926,991,100 19,904,240 19,283,340 CARRIED auditor of BHP Billiton Plc (an ordinary resolution) 3 To authorise the Risk and Audit 2,946,108,156 8,144,753 11,811,477 CARRIED Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution) 4 To renew the general authority to 2,816,783,039 140,331,073 9,041,060 CARRIED issue shares in BHP Billiton Plc (an ordinary resolution) 5 To approve the authority to issue 2,902,199,983 54,467,939 9,496,307 CARRIED shares in BHP Billiton Plc for cash (a special resolution) 6 To approve the repurchase of 2,944,216,494 13,016,252 8,774,830 CARRIED shares in BHP Billiton Plc (a special resolution) 7 To approve the 2013 2,865,969,382 80,035,078 19,292,876 CARRIED Remuneration Report (a non-binding ordinary resolution) 8 To adopt new Long Term Incentive 2,842,068,892 81,166,307 41,873,567 CARRIED Plan Rules (an ordinary resolution) 9 To approve grants to Andrew 2,867,794,905 80,183,584 17,772,663 CARRIED Mackenzie (an ordinary resolution) 10 To elect Andrew Mackenzie as a 2,949,402,959 7,858,413 8,923,586 CARRIED Director of BHP Billiton (an ordinary resolution) 11 To re-elect Malcolm Broomhead as 2,951,868,665 5,581,252 8,736,709 CARRIED a Director of BHP Billiton (an ordinary resolution) 12 To re-elect Sir John Buchanan as a 2,891,170,052 64,833,180 10,192,884 CARRIED Director of BHP Billiton (an ordinary resolution) 2

13 To re-elect Carlos Cordeiro as a 2,951,008,327 6,155,296 9,029,866 CARRIED Director of BHP Billiton (an ordinary resolution) 14 To re-elect David Crawford as a 2,884,264,330 71,812,876 10,110,872 CARRIED Director of BHP Billiton (an ordinary resolution) 15 To re-elect Pat Davies as a 2,952,865,908 4,331,251 8,991,849 CARRIED Director of BHP Billiton (an ordinary resolution) 16 To re-elect Carolyn Hewson as a 2,949,814,602 7,210,201 9,154,279 CARRIED Director of BHP Billiton (an ordinary resolution) 17 To re-elect Lindsay Maxsted as a 2,935,372,746 21,819,978 8,993,681 CARRIED Director of BHP Billiton (an ordinary resolution) 18 To re-elect Wayne Murdy as a 2,949,561,572 4,955,088 11,671,648 CARRIED Director of BHP Billiton (an ordinary resolution) 19 To re-elect Keith Rumble as a 2,952,080,399 5,130,761 8,981,300 CARRIED Director of BHP Billiton (an ordinary resolution) 20 To re-elect John Schubert as a 2,888,030,341 49,377,522 28,752,703 CARRIED Director of BHP Billiton (an ordinary resolution) 21 To re-elect Shriti Vadera as a 2,941,234,753 7,323,174 17,618,414 CARRIED Director of BHP Billiton (an ordinary resolution) 22 To re-elect Jac Nasser as a 2,934,273,247 15,395,348 16,507,006 CARRIED Director of BHP Billiton (an ordinary resolution) 23 To elect Ian Dunlop as a Director of 108,270,487 2,780,685,366 77,650,053 NOT BHP Billiton (an ordinary CARRIED resolution) 3

APPENDIX 1 BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position Limited Plc 1 To receive the 2013 Financial Statements and Reports for BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable 1,555,972,001 1,394,138,055 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,508,831,936 1,379,932,665 was to vote against the resolution 3,706,367 13,646,677 was to abstain on the resolution 4,919,664 9,220,785 may vote at the proxy’s discretion 43,433,698 558,713 2 To appoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution) Total number of proxy votes exercisable 1,553,851,945 1,391,128,442 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,504,508,536 1,376,378,192 was to vote against the resolution 5,710,540 14,191,165 was to abstain on the resolution 7,035,045 12,230,426 may vote at the proxy’s discretion 43,632,869 559,085 3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution) 4

Total number of proxy votes exercisable 1,553,226,459 1,399,123,717 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,504,644,413 1,395,243,353 was to vote against the resolution 4,814,097 3,316,612 was to abstain on the resolution 7,551,343 4,233,772 may vote at the proxy’s discretion 43,767,949 563,752 4 To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution) Total number of proxy votes exercisable 1,555,518,762 1,399,739,894 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,490,319,280 1,277,000,445 was to vote against the resolution 18,100,725 122,179,024 was to abstain on the resolution 5,346,942 3,619,479 may vote at the proxy’s discretion 47,098,757 560,425 5 To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution) Total number of proxy votes exercisable 1,555,084,218 1,399,728,748 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,501,124,644 1,354,977,277 was to vote against the resolution 10,205,684 44,191,289 was to abstain on the resolution 5,790,543 3,630,625 may vote at the proxy’s discretion 43,753,890 560,182 6 To approve the repurchase of shares in BHP Billiton Plc (a special resolution) Total number of proxy votes exercisable 1,555,620,640 1,399,753,138 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,502,760,846 1,395,181,649 was to vote against the resolution 9,009,803 4,012,798 was to abstain on the resolution 5,100,418 3,603,285 may vote at the proxy’s discretion 43,849,991 558,691 7 To approve the 2013 Remuneration Report (a non-binding ordinary resolution) Total number of proxy votes exercisable 1,545,932,816 1,399,458,701 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,475,561,623 1,359,505,318 was to vote against the resolution 27,717,555 39,403,452 was to abstain on the resolution 15,036,253 3,900,485 may vote at the proxy’s discretion 42,653,638 549,931 8 To adopt new Long Term Incentive Plan Rules (an ordinary resolution) Total number of proxy votes exercisable 1,542,510,604 1,379,897,238 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,464,063,534 1,346,825,997 was to vote against the resolution 35,673,258 32,520,533 was to abstain on the resolution 18,271,358 23,460,785 may vote at the proxy’s discretion 42,773,812 550,708 9 To approve grants to Andrew Mackenzie (an ordinary resolution) Total number of proxy votes exercisable 1,546,986,562 1,399,574,792 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,466,437,224 1,369,718,674 was to vote against the resolution 37,981,041 29,303,306 5 was to abstain on the resolution 13,864,811 3,780,794 may vote at the proxy’s discretion 42,568,297 552,812 10 To elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable 1,555,683,015 1,399,663,892 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,507,042,313 1,396,118,801 was to vote against the resolution 4,872,566 2,982,933 was to abstain on the resolution 5,203,639 3,694,417 may vote at the proxy’s discretion 43,768,136 562,158 11 To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable 1,555,846,095 1,399,696,262 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,506,952,870 1,398,622,119 was to vote against the resolution 5,035,054 511,763 was to abstain on the resolution 5,044,563 3,662,711 may vote at the proxy’s discretion 43,858,171 562,380 12 To re-elect Sir John Buchanan as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable 1,554,394,088 1,399,703,692 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,489,204,977 1,356,082,276 was to vote against the resolution 21,419,993 43,069,151 was to abstain on the resolution 6,493,876 3,655,281 may vote at the proxy’s discretion 43,769,118 552,265 13 To re-elect Carlos Cordeiro as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable 1,555,596,645 1,399,691,572 by all proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,506,203,866 1,398,522,994 was to vote against the resolution 5,511,843 615,747 was to abstain on the resolution 5,293,609 3,658,801 may vote at the proxy’s discretion 43,880,936 552,831 6

14 To re-elect David Crawford as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,554,484,814 1,399,687,538 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,495,744,992 1,342,267,938 was to vote against the resolution 14,903,503 56,858,416 was to abstain on the resolution 6,405,712 3,662,835 may vote at the proxy’s discretion 43,836,319 561,184 15 To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,555,594,101 1,399,691,004 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,507,880,466 1,398,610,769 was to vote against the resolution 3,796,396 529,618 was to abstain on the resolution 5,298,355 3,659,369 may vote at the proxy’s discretion 43,917,239 550,617 16 To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,555,449,852 1,399,698,048 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,506,294,034 1,397,353,495 was to vote against the resolution 5,419,968 1,786,045 was to abstain on the resolution 5,438,895 3,652,292 may vote at the proxy’s discretion 43,735,850 558,508 17 To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,555,601,011 1,399,691,159 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,491,677,774 1,397,379,939 was to vote against the resolution 20,038,179 1,756,699 was to abstain on the resolution 5,290,897 3,657,159 may vote at the proxy’s discretion 43,885,058 554,521 18 To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,554,517,650 1,398,091,456 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,506,274,174 1,396,997,930 7 was to vote against the resolution 4,375,673 532,303 was to abstain on the resolution 6,371,257 5,258,766 may vote at the proxy’s discretion 43,867,803 561,223 19 To re-elect Keith Rumble as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,555,610,082 1,399,693,524 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,507,686,289 1,398,044,720 was to vote against the resolution 4,037,978 1,086,581 was to abstain on the resolution 5,282,826 3,656,849 may vote at the proxy’s discretion 43,885,815 562,223 20 To re-elect John Schubert as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,550,858,485 1,384,639,824 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,499,415,803 1,342,266,810 was to vote against the resolution 7,534,851 41,815,983 was to abstain on the resolution 10,011,864 18,710,398 may vote at the proxy’s discretion 43,907,831 557,031 21 To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,553,682,234 1,392,977,139 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,504,011,802 1,390,842,141 was to vote against the resolution 5,717,597 1,581,092 was to abstain on the resolution 7,205,324 10,372,649 may vote at the proxy’s discretion 43,952,835 553,906 22 To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,548,812,308 1,398,948,533 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 1,497,755,213 1,390,258,201 was to vote against the resolution 6,954,118 8,127,100 was to abstain on the resolution 12,065,006 4,400,575 may vote at the proxy’s discretion 44,102,977 563,232 8

823 To elect Ian Dunlop as a Director of BHP Billiton (an ordinary resolution) Total number of proxy votes exercisable by all 1,532,354,421 1,354,770,543 proxies validly appointed Total number of proxy votes in respect of which the appointments specified that the proxy - was to vote for the resolution 53,826,030 54,240,685 was to vote against the resolution 1,435,678,393 1,299,913,759 was to abstain on the resolution 28,867,899 48,670,025 may vote at the proxy’s discretion 42,849,998 616,099 9

APPENDIX 2 Additional Information For the purposes of section 341 of the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 24 October 2013) are: Item of Business Votes cast %* 1 To receive the 2013 Financial Statements and Reports for BHP Billiton 65.26% 2 To appoint KPMG LLP as the auditor of BHP Billiton Plc 65.12% 3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc 65.50% 4 To renew the general authority to issue shares in BHP Billiton Plc 65.53% 5 To approve the authority to issue shares in BHP Billiton Plc for cash 65.53% 6 To approve the repurchase of shares in BHP Billiton Plc 65.53% 7 To approve the 2013 Remuneration Report 65.51% 8 To adopt new Long Term Incentive Plan Rules 64.60% 9 To approve grants to Andrew Mackenzie 65.52% 10 To elect Andrew Mackenzie as a Director of BHP Billiton 65.52% 11 To re-elect Malcolm Broomhead as a Director of BHP Billiton 65.52% 12 To re-elect Sir John Buchanan as a Director of BHP Billiton 65.52% 13 To re-elect Carlos Cordeiro as a Director of BHP Billiton 65.52% 14 To re-elect David Crawford as a Director of BHP Billiton 65.52% 15 To re-elect Pat Davies as a Director of BHP Billiton 65.52% 16 To re-elect Carolyn Hewson as a Director of BHP Billiton 65.52% 17 To re-elect Lindsay Maxsted as a Director of BHP Billiton 65.52% 10

18 To re-elect Wayne Murdy as a Director of BHP Billiton 65.45% 19 To re-elect Keith Rumble as a Director of BHP Billiton 65.52% 20 To re-elect John Schubert as a Director of BHP Billiton 64.82% 21 To re-elect Shriti Vadera as a Director of BHP Billiton 65.21% 22 To re-elect Jac Nasser as a Director of BHP Billiton 65.49% 23 To elect Ian Dunlop as a Director of BHP Billiton (this candidate is not endorsed by the Board) 63.42% *This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement. BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209 Registered in Australia Registered in England and Wales Registered Office: 171 Collins Street Melbourne Victoria 3000 Registered Office: Neathouse Place London SW1V 1BH United Kingdom The BHP Billiton Group is headquartered in Australia 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 21, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary